Cytation  Corporation
4902  Eisenhower  Blvd.
Suite  185
Tampa,  Florida  33634
(813)  885-5998

June  23,  2006


United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Attn:  Pamela  Long,  Assistant  Director
100  F  Street,  N.E.
Washington,  D.C.  20549-7010

     RE:     CYTATION  CORPORATION
             INFORMATION  STATEMENT  ON  SCHEDULE  14C
             AMENDED  JUNE  20,  2006
             FILE  #  000-05388

Dear  Ms.  Long,

      We received your letter dated June 22, 2006 commenting on our Revised Information Statement on Schedule 14C ("Schedule 14C") amended on June 20, 2006 by Cytation Corporation (the "Company"). In connection with your comments, we have indicated the necessary changes which we have made to the Schedule 14C in response to the suggestions in your letter. We have filed an amended Schedule 14C on EDGAR and a copy of this letter as correspondence on EDGAR.

General
-------

     1. We have included a pro forma statement of operations for the year ended December 31, 2005 as Exhibit 99.4.

Former  Exhibit  99.4  (Exbibit  99.5  in  Schedule  14C filed on June 23, 2006)
--------------------------------------------------------------------------------

Note  4  -  Earnings  Per  Share,  page  F-6
--------------------------------------------


     2. We have included the number of anitdilutive shares by each type of security issued prior to April 1, 2006.


     If you should have any questions regarding our amended Schedule 14C, please do not hesitate to contact me.

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                                         Sincerely,



                                         /s/  Charles  G.  Masters
                                         ---------------------------------------
                                         Charles  G.  Masters
                                         President  &  Chief  Executive  Officer
                                         Cytation  Corporation

Cc:     Bush  Ross,  P.A.

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